

January 31, 2014

Via E-mail
Mr. F. Nicholas Grasberger, III
Vice President and Corporate Controller
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

RE: **Harsco Corporation**
        Form 10-K for the Year Ended December 31, 2012
        Filed February 26, 2013
        Form 8-K
        Filed November 26, 2013
        Response dated January 24, 2014
        File No. 1-3970

Dear Mr. Grasberger:

We have reviewed your response letter dated January 24, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed November 26, 2013

1. We note your response to comment 1 of our letter dated January 13, 2014. For each period presented, please provide us with a breakdown of the calculation used to arrive at adjustment (i), which reflects the approximate 29% equity interest in the income of the strategic venture. Your response should include the historical financial information used for each entity and specify the periods of this historical financial information. Your response should further show the specific adjustments made to this historical financial information with clear explanations of the nature of the adjustments, how you calculated the adjustment amounts, and the significant estimates and assumptions used to arrive at the adjustment amounts. It should also be clear what non-recurring items have been

excluded from the historical financial information and your basis for excluding pursuant to Article 11 of Regulation S-X.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief